JOHN HANCOCK HEDGED EQUITY & INCOME FUND

601 Congress Street

Boston, MA 02210

Telephone: (800) 225-6020

                                                 May 24, 2011

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention:	Brion R. Thompson, Senior Counsel
Division of Investment Management

Re:	John Hancock Hedged Equity & Income Fund (the “Fund”)
1933 Act Registration Statement (File No. 333-168178)
1940 Act Registration Statement (File No. 811-22441)

Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended (the “1933 Act”), the Fund hereby requests that the staff of the Division of Investment Management accelerate the effective date of the Fund’s 1933 Act Registration Statement on Form N-2, as amended, to 10:00AM, Eastern Standard Time, on Wednesday, May 25, 2011, or as soon thereafter as possible.

In connection with such request the Fund acknowledges that:

1. Should the Commission or the staff acting pursuant to delegated authority declare the registration statement effective, such action does not foreclose any action by the Commission with respect to the filing;

2. The action of the Commission or the staff acting pursuant to delegated authority in declaring the filing effective does not relieve the Fund of responsibility for the adequacy and accuracy of the filing; and

3. The Fund will not assert the staff’s acceleration of effectiveness of the filing as a defense in any proceeding initiated by the Commission or any other person under the federal securities laws.

Furthermore, the Fund is aware that the Division of Enforcement has access to all information provided to the staff of the Division of Investment Management in connection with its review of and the Fund’s comments on this and other filings made with respect to the Registration Statement.

Very truly yours, John Hancock Hedged Equity & Income Fund

By:	/s/ Salvatore Schiavone
Name: Salvatore Schiavone Title: Treasurer

1585 Broadway

New York, NY 10036

Morgan Stanley

May 24, 2011

OVERNIGHT DELIVERY AND EDGAR

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attn.: Brion R. Thompson, Senior Counsel

          Division of Investment Management

John Hancock Hedged Equity & Income Fund

Registration Statement on Form N-2

File Nos. 333-168178 and 811-22441

Dear Mr. Thompson:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, the undersigned, as the lead manager of the prospective Underwriters of the above captioned securities, hereby joins in the request of John Hancock Hedged Equity & Income Fund that the effectiveness of the Registration Statement relating to such securities be accelerated so that the Registration Statement will become effective by 10:00 a.m., Eastern Time, on May 25, 2011, or as soon thereafter as practicable.

In connection with the above request for acceleration, please be advised that the underwriters are in the process of effecting the distribution of approximately 100,000 Preliminary Prospectuses dated April 22, 2011.

Sincerely, MORGAN STANLEY & CO. INCORPORATED As Representative By: MORGAN STANLEY & CO. INCORPORATED

By:	/s/ Sue Portelli
Name: Sue Portelli Title: Executive Director